UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Schedule 13G

Under the Securities Exchange Act of 1934
()

VASCULAR SOLUTIONS INC
(Name of Issuer)

Common Stock
(Title of Class of Securities)

92231M109
(CUSIP Number)

December 31, 2005
(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to
which this Schedule is filed:
[X]	Rule 13d-1(b)

*The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior page.

The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange Act of 1934 (Act) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


CUSIP No. 92231M109

(1) Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).
		SUMMIT CREEK ADVISORS LLC,
		#20-2208898

(2)Check the appropriate box if a member of a group*
(a)[ ]
(b)[ ]

(3)SEC use only

(4)Citizenship or Place of Organization
	Minnesota, U. S. A.
----------------------------------------------------------------
Number of
shares beneficially
owned by
Each
Reporting
Person
With

(5)Sole Voting Power
	359,700

(6)Shared Voting Power
	None

(7)Sole Dispositive Power
	807,200

(8)Shared Dispositive Power
	None
----------------------------------------------------------------

(9)Aggregate Amount Beneficially Owned by Each Report Person
	807,200

(10)check Box if the Aggregate Amount in Row (9) Excludes
Certain Shares*

(11)Percent of Class Represented by Amount in Row (9)
	5.53%

(12)Type of Reporting Person*
	IA

ITEM 1(a). NAME OF ISSUER:VASCULAR SOLUTIONS INC

ITEM 1(b). ADDRESS OF ISSUERS PRINCIPAL EXECUTIVE OFFICES:
				6464 SYCAMORE COURT NORTH
				MINNEAPOLIS, MN 55369

ITEM 2(a). NAME OF PERSON(S) FILING: SUMMIT CREEK ADVISORS LLC

ITEM 2(b). ADDRESS OF PRINCIPAL BUSINESS OFFICE:
				4720 IDS TOWER
				80 SOUTH EIGHTH STREET
				MINNEAPOLIS, MN 55402

ITEM 2(c).	CITIZENSHIP: The Company is organized in Minnesota, U.S.A.

ITEM 2(d).	TITLE OF CLASS OF SECURITIES:	Common Stock

ITEM 2(e).	CUSIP NUMBER:	92231M109

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO RULES 13D-1(B),
OR 13D-2(B), CHECK WHETHER THE PERSON FILING IS A



(a)	//	Broker or Dealer registered under Section 15 of the
Act (15 U.S.C. 78o).
(b)	//	Bank as defined in section 3(a) (6) of the Act (15
U.S.C. 78c)
(c)	//	Insurance Company as defined in section 3(a) (19) of
the Act 	(15 U.S.C. 89c).
(d)	//	Investment company registered under section 8 of the
Investment Company Act of 1940 (15 U.S.C. 80a-8).
(e)	/x/	Investment Adviser in accordance with section
240.13d(b)(1)(ii)(E).
(f)	//	Employee Benefit Plan or endowment fund in accordance
with section 240.13d-1(b)(1)(ii)(F).
(g)	//	Parent Holding Company or control person in accordance
with section 240.13d-1(b)(1)(ii)(G).
(h)	//	A savings association as defined in section 3(b) of
the Federal Deposit Insurance Act (12 U.S.C. 1813)
(i)	//	A church plan that is excluded from the definition of
an investment company under section 3(c)(14) of the Investment
Company Act of 1940 (15U.S.C. 80a-3).
(j)	//	Group, in accordance with section 240.13d-1(b)
(1)(ii)(J).

ITEM 4.	Ownership.
(a)	Amount beneficially owned:
807,200 shares may be deemed beneficially owned within the meaning of Rule 13d-3 of the Securities Exchange
Act of 1934 by Summit Creek Advisors, LLC. by virture of its investment discretion and in some cases voting power over client securities, which may be revoked.

(b)	Percent of Class
5.53%

(c)	For information on voting and dispositive power with
respect to the above listed shares, see Items 5-8 of the Cover Page.

ITEM 5.	Ownership of Five Percent or Less of a Class.
	If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: [ ]

ITEM 6.	Ownership of more than Five Percent on Behalf of
Another Person.
	The shares of common stock to which this Schedule relates are held in investment advisory accounts of Summit Creek Advisors, LLC. As a result, various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities. No single account managed by Summit Creek Advisors holds more than five percent of the class of securities referred to above.

ITEM 7.	Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the Parent
Holding Company.
	Not Applicable.

ITEM 8.	Identification and Classification of Members of the
Group.
	Not Applicable.

ITEM 9.	Notice of Dissolution of Group.
	Not Applicable.

ITEM 10.	Certification.
	By signing below, the undersigned certify that, to the best of their knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

      SIGNATURE
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE:	FEBRUARY 10, 2006

JOSEPH J. DOCTER		SUMMIT CREEK ADVISORS, LLC.

By:	/s/	JOSEPH J. DOCTER
		Joseph J. Docter
		President